UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENDESA, S.A.
(Name of Issuer)
American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)
00029274F1
(CUSIP Number)
ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention: Department of Corporate Affairs
+39 06830 52783

Copy to:
Michael Wolfson
Simpson Thacher & Bartlett LLP
One Ropemaker Street
London EC2Y 9HU
+44 207 275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1	Page	2	of	11

1	NAMES OF REPORTING PERSONS: ENEL Società per Azioni

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Italy

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		105,800,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%+ shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%* underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%* in the aggregate

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
+ Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this Schedule 13D.
* 158,601,597 ordinary shares, nominal value €1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

CUSIP No.	00029274F1	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Enel Energy Europe Società a Responsabilità Limitata

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Italy

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		105,800,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%+ shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%* underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%* in the aggregate

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
+ Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this Schedule 13D.
* 158,601,597 ordinary shares, nominal value €1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

     This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on March 9, 2007 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and, together with ENEL, the “Reporting Persons”), with respect to their ownership of ordinary shares, nominal value €1.20 each (the “Shares”) of, and American Depositary Shares (the “ADSs”), each representing the right to receive one Share of, Endesa, S.A. (the “Issuer”). Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated as follows:
     On February 27, 2007, EEE purchased 105,800,000 Shares, which represent 9.993% (based on 1,058,752,117 Shares outstanding as reported in the CNMV — Comisión Nacional del Mercado de Valores website) of the share capital of the Issuer, at €39.00 each in an off-market transaction with certain institutional investors. This acquisition was funded with working capital of ENEL from ENEL’s own cash-flows and existing working capital credit lines. The acquisition was announced in press releases by ENEL dated February 27, 2007 and February 28, 2007, which are attached hereto as Exhibit 99.11.
     On March 1, 2007, EEE entered into a Share Swap Transaction with UBS Limited in respect of 74,112,648 Shares (the “UBS Share Swap Transaction”). The UBS Share Swap Transaction required a collateral cash payment by EEE to UBS Limited equal to €722,598,318 on March 6, 2007, which was funded with working capital of ENEL from ENEL’s own cash flows and existing working capital credit lines. EEE expects to fund interim payments under the UBS Share Swap Transaction with ENEL’s working capital from ENEL’s own cash flows and existing working capital credit lines. The UBS Share Swap Transaction was announced in a press release by ENEL dated March 1, 2007, which is attached hereto as Exhibit 99.13. The disclosure under Item 6 is incorporated herein by reference.
     On March 1, 2007, EEE entered into a Share Swap Transaction with Mediobanca — Banca di Credito Finanziario S.p.A. (“Mediobanca”) in respect of 48,488,949 Shares, and on March 2, 2007, EEE entered into another Share Swap Transaction with Mediobanca in respect of 4,500,000 Shares and on March 12, 2007, EEE entered into another Share Swap Transaction with Mediobanca in respect of 31,500,000 Shares (collectively, the “Mediobanca Share Swap Transactions” and, together with the UBS Share Swap Transaction, the “Share Swap Transactions”). The March 1, 2007 and March 2, 2007 Mediobanca Share Swap Transactions required a collateral cash payment by EEE to Mediobanca equal to €472,767,253 on March 6, 2007 and €43,875,000 on March 7, 2007, which were funded with working capital of ENEL from ENEL’s own cash flows and existing working capital credit lines. The March 12, 2007 Mediobanca Share Swap Transaction requires a collateral cash payment by EEE to Mediobanca equal to €307,125,000 on March 15, 2007 which will be funded with working capital of ENEL from ENEL”s own cash flows and existing working capital credit lines. EEE expects to fund interim payments under the Mediobanca Share Swap Transactions with ENEL’s working capital from ENEL’s own cash flows and existing working capital credit lines. The Mediobanca Share Swap Transactions were announced by ENEL in separate press releases dated March 1, 2007, March 2, 2007 and March 12, 2007, which are attached hereto as Exhibit 99.14, 99.15 and 99.18, respectively. The disclosure under Item 6 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:
     On February 27, 2007, EEE, a wholly owned subsidiary of ENEL, purchased, through UBS Limited as broker, 105,800,000 Shares, which represent 9.993% of the share capital of the Issuer, for €4,126.2 million (or €39.00 per Share). ENEL, through its wholly owned subsidiary EEE, and subject to the restrictions described in Item 4, has the sole power to vote or direct the vote and dispose or direct the disposition of these 105,800,000 Shares. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these 105,800,000 Shares owned by the Reporting Persons.
     In addition, as described under Item 6 below, on March 1, 2007, March 2, 2007 and March 12, 2007, EEE entered into the Share Swap Transactions. The Share Swap Transactions do not grant EEE or ENEL the right to acquire (other than in connection with the physical settlement provisions of the Share Swap Transactions), dispose of or vote, nor require UBS Limited or Mediobanca to hold, any Shares or ADSs.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended and restated as follows:
     Share Swap Transactions
     On March 1, 2007, EEE entered into the UBS Share Swap Transaction, which relates to 74,112,648 Shares (approximately 7.0% of the share capital of the Issuer), and on March 1, 2007, March 2, 2007 and March 12, 2007, EEE entered into the Mediobanca Share Swap Transactions, which relate collectively to 84,488,949 Shares (approximately 7.98% of the share capital of the Issuer). Each Share Swap Transaction is evidenced by a confirmation under ISDA Master Agreements dated March 1, 2007, March 2, 2007 and March 12, 2007. Copies of the Share Swap Transaction confirmation agreements and the relevant ISDA Master Agreement form are attached hereto as Exhibits 99.2, 99.4, 99.6, 99.8 and 99.16 and are incorporated herein by reference. The obligations of EEE under each of the Share Swap Transactions are guaranteed by ENEL under related guarantees dated March 1, 2007, March 2, 2007 and March 12, 2007. Copies of these guarantees are attached hereto as Exhibits 99.3, 99.5, 99.7 and 99.17. The following summaries relating to the Share Swap Transactions are qualified in their entirety by reference to the copies of the Share Swap Transaction confirmation agreements, the ISDA Master Agreement form and the related guarantees filed as Exhibits to this Schedule 13D.
     The Share Swap Transactions do not grant EEE or ENEL the right to acquire (other than in connection with the physical settlement provisions of the Share Swap Transactions), dispose of or vote, nor require UBS Limited or Mediobanca to hold, any Shares or ADSs.
     UBS Share Swap Transaction

     Under the UBS Share Swap Transaction, UBS Limited agreed to pay EEE an amount equal to any increase, and EEE agreed to pay UBS Limited an amount equal to any decrease, in the official market price of 74,112,648 Shares above or below a reference price of €39 per Share during the period between March 1, 2007 and June 1, 2007. EEE has the right to extend the relevant valuation date beyond June 1, 2007 one or more times for periods of three calendar months, but not beyond March 1, 2010.
     Under the UBS Share Swap Transaction confirmation agreement, EEE has the right to terminate the UBS Share Swap Transaction upon seven business days’ prior notice to UBS Limited.
     At the expiration of the UBS Share Swap Transaction, EEE may require UBS Limited to physically deliver all or any of the Shares subject to the UBS Share Swap Transaction upon payment by EEE of an amount per Share equal to the volume-weighted average execution price per Share at which UBS Limited actually establishes its hedge positions (if any) subject to a maximum of €39 per Share. Physical settlement is conditioned on the prior approval of the CNE and compliance with other applicable laws and regulations. The UBS Share Swap Transaction confirmation agreement also contemplates certain interim payments during the period it is outstanding.
     On March 6, 2007, EEE made a collateral cash payment to UBS Limited of €722,598,318, representing 25% of the equity notional amount.
     Mediobanca Share Swap Transactions
     Under the Mediobanca Share Swap Transaction dated March 1, 2007, Mediobanca agreed to pay EEE an amount equal to any increase, and EEE agreed to pay Mediobanca an amount equal to any decrease, in the official market price of 48,488,949 Shares above or below a reference price of €39 per Share during the period between March 1, 2007 and June 1, 2007. Under the Mediobanca Share Swap Transaction dated March 2, 2007, Mediobanca agreed to pay EEE an amount equal to any increase, and EEE agreed to pay Mediobanca an amount equal to any decrease, in the official market price of 4,500,000 Shares above or below a reference price of €39 per Share during the period between March 2, 2007 and June 1, 2007. Under the Mediobanca Share Swap Transaction dated March 12, 2007, Mediobanca agreed to pay EEE an amount equal to any increase, and EEE agreed to pay Mediobanca an amount equal to any decrease, in the official market price of 31,500,000 Shares above or below a reference price of €39 per Share during the period between March 12, 2007 and June 12, 2007. Under March 1, 2007 and March 2, 2007 Mediobanca Shares Swap Transactions, EEE has the right to extend the relevant valuation date beyond June 1, 2007 one or more times for periods of three calendar months, but not beyond March 1, 2010. Under the March 12, 2007 Mediobanca Share Swap Transaction, EEE has the right to extend the relevant valuation date beyond June 12, 2007 one or more times for periods of three calendar months, but not beyond March 1, 2010. EEE has, furthermore, the right to terminate each Mediobanca Share Swap Transaction upon seven business days’ prior notice to Mediobanca.
     At the expiration of each Mediobanca Share Swap Transaction, EEE may require Mediobanca to physically deliver all or any of the Shares subject to the respective Mediobanca Share Swap Transaction upon payment by EEE of an amount per Share equal to the volume-weighted average execution price per Share at which Mediobanca actually establishes its hedge positions (if any) subject to a maximum of €39 per Share. Physical settlement is conditioned on the prior approval of the CNE and compliance with other applicable laws and regulations. Each Mediobanca Share Swap Transaction confirmation agreement also contemplates certain interim payments during the period it is outstanding.

     On March 6, 2007, EEE made a collateral cash payment to Mediobanca of €472,767,253, representing 25% of the equity notional amount under the Mediobanca Share Swap Transaction dated March 1, 2007. On March 7, 2007, EEE made a collateral cash payment to Mediobanca of €43,875,000 representing 25% of the equity notional amount under the Mediobanca Share Swap Transaction dated March 2, 2007. On March 15, 2007, EEE will make a collateral cash payment to Mediobanca of €307,125,000, representing 25% of the equity notional amount under the Mediobanca Share Swap Transaction dated March 12, 2007.
     Other Contracts, Arrangements, Understandings or Relationships
     On February 27, 2007, EEE entered into a brokerage agreement with UBS Limited pursuant to which UBS Limited acted as EEE’s broker in connection with the acquisition of 105,800,000 Shares. UBS Limited received a brokerage fee of 0.20% of the aggregate purchase price of the 105,800,000 Shares. This summary is qualified in its entirety by reference to the copy of the brokerage agreement with UBS Limited filed as Exhibit 99.9 to this Schedule 13D.
     On March 1, 2007, EEE entered into a structuring fee agreement with UBS Limited whereby EEE agreed to a pay a structuring fee in connection with the transaction described in this Schedule 13D to UBS Limited. Under this structuring fee agreement, in connection with EEE’s purchase of up to 105,875,210 Shares, EEE agreed to pay an amount equal to 13.5 basis points multiplied by the total number of Shares purchased by EEE through any share swap transaction multiplied by the average price across all such share swap transactions. Under this structuring fee agreement, in connection with EEE’s purchase of additional Shares in excess of 105,875,210, EEE agreed to pay an amount equal to 12.5 basis points multiplied by the total number of Shares purchased by EEE through any share swap transaction multiplied by the average price across all such share swap transactions. This summary is qualified in its entirety by reference to the copy of the structuring fee agreement with UBS Limited filed as Exhibit 99.10 to this Schedule 13D.
     Dresdner Kleinwort, the investment division of Dresdner Bank AG, has provided financial advisory services to ENEL in connection with investment opportunities in the Spanish market, including investments in the Issuer. UBS Limited has provided financial advisory services to ENEL in connection with the transactions described in this Schedule 13D since February 27, 2007.
     Other than as described in this Item 6 and Items 3, 4 and 5 above, as of the date of filing of this Schedule 13D, neither Reporting Person has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended and restated as follows:

Exhibit	Description

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated

Exhibit	Description

March 9, 2007.*

99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.*

99.3.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.*

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.*

99.5.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.*

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.*

99.7.	Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.*

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.*

99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.*

99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.*

99.11.	Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.*

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.*

99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.*

Exhibit	Description

99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.*

99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.*

99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.

99.17.	Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.
* Previously filed with the Original Schedule 13D.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2007

ENEL Società per Azioni
By:	/s/ Fulvio Conti
	Name:	Fulvio Conti
	Title:	Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata
By:	/s/ Claudio Machetti
	Name:	Claudio Machetti
	Title:	Director